Hilton Group plc

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") TODAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE ACT, FROM CREDIT SUISSE FIRST BOSTON ("CSFB") THAT THE INTERESTS OF CSFB AND ITS SUBSIDIARIES HAVE INCREASED TO 48,330,133 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.01% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

CSFB HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED	30,699,835
CREDIT SUISSE FIRST BOSTON INTERNATIONAL	17,630,298
TOTAL	48,330,133

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	21	11	2,823
BRIAN WALLACE	21	11	2,823
CHRISTOPHER BELL	21	11	2,823

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
MICHAEL NOBLE	21	11	2,823
WOLFGANG NEUMANN	21	11	761
JOHN O'REILLY	21	11	2,823
BRYAN TAKER	21	11	2,823

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 NOVEMBER 2005 AT 348.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD WHERE APPLICABLE).